

June 21, 2010

Mr. Mark Castaneda
Chief Financial Officer
Primo Water Corporation
104 Cambridge Plaza Drive
Winston-Salem, North Carolina 27104

> **Re:** **Primo Water Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 4, 2010**
> **File No. 333-165452**

Dear Mr. Castaneda:

We have reviewed the amendment to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that after filing the initial registration statement for the initial public offering, you entered into an asset purchase agreement with the Culligan and that the closing of the offering and the acquisition are now interdependent. We also note your disclosure that you believe that the issuance of the securities to Culligan in connection with the transaction will be exempt from registration by virtue of Section 4(2) of the Securities Act. Please supplementally tell us the facts relied upon to make the exemption available, including how and when the Culligan investors were solicited. For guidance, refer to Question 139.25 of the Division of Corporation Finance Compliance and Disclosure Interpretations (Securities Act Sections), which is available on our website at www.sec.gov.

Prospectus Cover Page

2. Please state that the closing of the offering and the Culligan Refill Acquisition are interdependent and that you are selling shares directly to Culligan in connection with the acquisition.

Prospectus Summary, page 1

Our Business, page 1

3. We note your response to comment four in our letter dated May 11, 2010. Please clarify in this section of the filing that third parties manufacture your bottles and water dispensers, and that your independent bottlers are responsible for the water purification and bottling process and use their own equipment to complete this process.

4. We have reviewed your response to comment six in our letter dated May 11, 2010. We will not object if you do not revise your disclosures within Results of Operations for this matter. However, we believe that your current disclosure on page one may suggest that your consumers purchase an average of 35 bottles of water annually from you. Please revise your disclosure to clarify this matter, such as clarifying that this 35 bottle average relates to purchases of bottled water by consumers from you and your competitors, along with refilling previously purchased bottles with tap water.

Culligan Refill Acquisition, page 2

5. Please describe all the material terms of the Culligan asset purchase agreement, such as the working capital adjustment and material conditions and covenants. Also briefly describe the other material agreements relating to the transaction, such as the trademark license, transition services, dealer services, non-compete, supply, lock-up, registration rights, and employment agreements.

6. We note your disclosure that the closing of the offering and the Culligan Refill Acquisition are interdependent, as you will not consummate either unless you consummate both. Please revise as follows:

   - Disclose why you have structured the transactions to make the IPO and the acquisition interdependent.
   - Describe in greater detail the timing and structure of how you expect to consummate both transactions simultaneously. We note that one of the conditions to the closing of the acquisition is that the closing of the IPO shall have occurred. Therefore, it appears that the IPO could close without closing the acquisition.

- Disclose any risks associated with this structure.

The Offering – Use of Proceeds, page 8

7. Please quantify how you intend to use the net proceeds from this offering for each purpose you describe.

Risk Factors, page 13

We may experience difficulties in integrating the Culligan Refill Business . . ., page 26

8. Please delete the language in the last paragraph to eliminate the implication that you are not responsible for the accuracy or sufficiency of the information you include in your prospectus.

Capitalization, page 35

9. The last bullet point in your description of pro forma capitalization indicates that the pro forma column includes the payment of the cash portion of the purchase price for the Culligan Refill Acquisition. However, based on your pro forma balance sheet on page 40, the pro forma column does not appear to include this cash payment. Furthermore, we believe that you should separately present the impact of the Culligan Refill Acquisition, putting all effects of the Culligan Refill Acquisition into the pro forma as adjusted column. Please revise your narrative description of the pro forma and pro forma as adjusted columns to clarify that payment of the cash portion of the purchase price for the Culligan Refill Acquisition is included in the pro forma as adjusted column.

Dilution, page 37

10. Please revise your presentation of dilution to separately present the dilution that will result from this offering from the dilution expected to result from the subsequent probable acquisition of the Culligan Refill businesses.

Unaudited Pro Forma Consolidated Financial Data, page 39

11. We note that the closing of the Culligan Refill Acquisition is contingent upon certain conditions, including the successful completion of your initial public offering. As your initial public offering must close before the acquisition can occur, and other conditions must also be met before the acquisition can occur, we believe that you should clearly present the entity in which your investors will be buying common stock, in addition to presenting the expected impact of the probable acquisition as required by Rule 11-

Mr. Mark Castaneda
Primo Water Corporation
June 21, 2010
Page 4

01(a)(2) of Regulation S-X. Based on the above, please revise your pro forma financial statements to present columns similar to the following: Primo Water Corporation, Pro Forma Adjustments for the Conversion of Preferred Stock and This Offering, Pro Forma Immediately Following This Offering, Culligan Refill Business, Pro Forma Adjustments Relating to the Acquisition, Pro Forma Following the Acquisition.

Unaudited Pro Forma Consolidated Balance Sheet, page 40

12. Please refer to the face of the pro forma balance sheet. Please explain to us why the Culligan Refill Business does not have any amounts classified as "Bottles, net." If this reflects a substantive difference between the operations of the Culligan Refill Business and your operations, please explain this to us in more detail. Your response should also address whether there is a difference in the items that you and the Culligan Refill Business classify as "Inventories" and how the bottles that the Culligan Refill Business classifies as "Inventories" differ from the bottles that you classify as "Bottles, net."

13. The sum of your adjustments as explained in footnote (i) does not appear to equal the $63.3 million adjustment to additional paid-in capital reflected in your pro forma adjustment column. Please provide us with a reconciliation of these two amounts.

14. We have reviewed your response to comment two in our letter dated May 11, 2010, and we note your discussion of the conversion of 50% of the Series B preferred stock in footnote (i). We note that you estimated a beneficial conversion charge of $2.9 million in connection with the conversion of your Series B preferred stock and that this was estimated using the net carrying value of $0.86 per share as compared to the value of the conversion feature of $1.11 per share resulting in an approximate $0.25 per share beneficial conversion charge. Please provide us with the calculation of the beneficial conversion feature charge, explain each component of the calculation and discuss how each component was estimated or derived. To the extent that the beneficial conversion charge has changed upon final approval by your stockholders, provide this information for the final beneficial conversion charge.

15. We note your disclosures in footnote (k) regarding the Culligan Refill Business acquisition. We have the following comments:

- We note that goodwill represents 70% of the purchase price. Tell us the interactive process that you and the seller went through in arriving at the purchase price. Please also explain to us how you determined the existence and fair value of items, other than goodwill, to which the purchase price was allocated. Lastly, please tell us and disclose the business rationale that led you to pay such a large premium over the fair value of the net assets acquired. Refer to ASC 805-10-50-2.

Mr. Mark Castaneda
Primo Water Corporation
June 21, 2010
Page 5

- Please provide us with a detail of the identifiable other intangible assets and their useful lives. If not addressed in your response to the above bullet point, please tell us your methodology for valuing each identifiable other intangible asset.
- Please refer to Section 2.3(d) of your asset purchase agreement. It appears that your acquisition agreement contractually obligates you for severance obligations to those employees to whom you do not make an offer of employment and, under limited circumstances, to those employees who do not accept your offer of employment. It also appears that you will determine these employees prior to the closing date. Please explain to us how you will account for this obligation and the specific accounting guidance upon which you are relying.

16. We note in footnote (l) that you will expense $1.8 million in estimated transaction costs in connection with the acquisition of the Culligan Refill Business. Please tell us if this includes the $1.5 million discussed on page 151 regarding financial advisory services payable to Wells Fargo Securities, LLC. If the $1.8 million does not include the $1.5 million payable to Wells Fargo Securities, LLC, please tell us if this payment is reflected in your pro formas and why or why not.

Unaudited Pro Forma Consolidated Statement of Operations, page 42

17. Please revise your pro forma consolidated statements of operations and related per share data to conform with the guidance in Rule 11-02(b)(5) and (b)(7) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

Results of Operations, page 47

18. We note your response to comment five in our letter dated May 11, 2010. Similar to your response to us, please expand your disclosure in MD&A to explain the time delay regarding increases in retail locations as it correlates to increases in net sales. We believe this is beneficial information for an investor to have when evaluating your results of operations.

Principal Stockholders, page 126

19. Please identify in the footnotes to the table the natural persons who have voting and/or investment control over the securities held by Culligan International Company.

<u>Spin-Off of Prima Bottled Water, Inc. and Related Transactions, page 133</u>

20. We note your response to comment 14 in our letter dated May 11, 2010. Please include in your filing the information that is contained in your response.

21. Based on your response to comment 15 in our letter dated May 11, 2010 it appears that the spinoff of Primo Bottled Water, Inc. did not meet all the requirements of Staff Legal Bulletin No. 4 (September 16, 1997). Accordingly, please disclose that the spinoff may not have complied with Section 5 of the Securities Act. Also add risk factor disclosure under the Risk Factors section acknowledging that you and Prima may not have complied with Section 5 and identify the resulting potential liability to the company; for example, that the shareholders may have claims against the company and may be entitled to rescission rights or damages.

<u>Primo Water Corporation Annual Financial Statements, page F-2</u>

<u>Notes to Consolidated Financial Statements, page F-7</u>

<u>Note 1. Description of Business and Significant Accounting Policies, page F-7</u>

<u>Revenue Recognition, page F-7</u>

22. We have reviewed your response to comment 18 in our letter dated May 11, 2010 and have the following additional comments:

   • In response to the first bullet point of comment 18, you indicate that you believe the exchange discount is similar in nature to a discount or other cash consideration as defined in ASC 605-50-45-2 and therefore should be characterized as a reduction of revenue. Please explain to us in reasonable detail how you considered the applicability of subparagraphs (a) and (b) to ASC 605-50-45-2. In this regard, it appears that the used water bottle is an identifiable benefit that you receive in exchange for your coupon, and we assume that since you buy new water bottles on a regular basis from your vendors, you could reasonably estimate the fair value of the used water bottle received.
   • Please expand your footnote disclosure to discuss the accounting for the coupons for free three-or five-gallon bottles of purified water issued with the sale of water dispensers. To the extent the amount is material, please consider disclosing the amount of the expense for all periods presented.

Mr. Mark Castaneda
Primo Water Corporation
June 21, 2010
Page 7

Error Correction, page F-11

23. We have reviewed your revisions in response to comment 16 in our letter dated May 11, 2010. Please revise to indicate that your correction of an error resulted in a restatement of your financial statements. As such, we would expect you to indicate on the face of your consolidated statements of operations that your earnings per share for 2008 have been restated. Please also ensure that your selected financial data and summary financial data indicate your earnings per share have been restated. Additionally, please tell us how your auditors considered referring to the restatement of your earnings per share within their audit opinion and dual-dating their report. If you do not believe this presentation is appropriate, please provide us with your analysis under ASC 250-10-50 to support your current presentation.

Primo Water Corporation Interim Unaudited Consolidated Financial Statements, page F-26

Notes to Consolidated Financial Statements, page F-29

Note 10. Subsequent Events, page F-38

24. We note here and throughout your document that your CEO, Mr. Prim, has agreed to personally guarantee your borrowing with respect to the overadvance line in an amount up to $3.0 million, and, as an inducement to Mr. Prim to guarantee the line, you will issue him $150,000 of restricted stock valued at the IPO price. The restricted stock will be issued within 30 days after your IPO and will vest in full on January 2, 2011. We further note that you believed this amount was appropriate and effectively represents a 2.5% commitment fee and a 2.5% draw down fee. Please address the following:

- Please tell us how you will account for the issuance of restricted stock and how it will be accounted for in subsequent periods, if applicable. Tell your basis in GAAP for your accounting.
- Please tell us the significance of the January 2, 2011 vesting date. In doing so, we note that the overadvance line is part of your current $10.0 million senior revolving credit facility that will replaced at the IPO with your new $40.0 million revolving credit facility. Tell us whether this overadvance line will survive the replacement of your current $10.0 million senior revolving credit facility and whether this correlates to the vesting date.

The Culligan Refill Business Annual Financial Statements, page F-39

Notes to Consolidated Financial Statements, page F-44

Note 1. The Group and a Summary of Significant Accounting Policies, page F-44

(e) Revenue Recognition, page F-44

25. We note that you generate revenues, in part, by providing water treatment equipment, owned by you, to filter water for the retailer's use within their store locations. We also note that you recognize revenue from this water treatment equipment based on the volume of water filtered as recorded by a meter on this equipment. Please provide us with your analysis of whether you are leasing this water treatment equipment to the retailer. Additionally, please tell us how you determined it was appropriate to group these transactions with the sale of bottled water and the sale of empty water bottles under Rule 5-03(b) of Regulation S-X.

26. We note your discussion of ASU 2009-13 on page F-48. Please tell us whether you have any multiple-element arrangements, and if so, describe them to us in reasonable detail.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have any questions regarding the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: D. Scott Coward, K&L Gates LLP
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